UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    ASSOCIATED AUTOMOTIVE GROUP INCORPORATED
                    ----------------------------------------
                                (NAME OF ISSUER)

                              Class A Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                   045075 10 0
                                 (CUSIP NUMBER)

                                  Lyle Hauser
                             The Vantage Group Ltd.
                           67 Wall Street, Suite 2211
                            New York, New York 10005
                                 (212) 785-3800

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center - Suite 2000
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3306

                                 August 21, 2002
                                 ---------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                                                          Page 2

                                  SCHEDULE 13D

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1                  NAME OF REPORTING PERSONS
                   The Vantage Group Ltd.

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2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [ X ]
                                                                     (b)   [   ]
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3                  SEC USE ONLY


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4                  SOURCE OF FUNDS

                   PF

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5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or 2(e) (  )

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6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE

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NUMBER OF SHARES   7         SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                4,057,701
REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                   8         SHARED VOTING POWER

                 ---------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             4,057,701
                 ---------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

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11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,057,701
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12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES             (  )

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13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   33.25%
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14                 TYPE OF REPORTING PERSON

                   CO
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                                                                          Page 3
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1                  NAME OF REPORTING PERSONS
                   Lyle Hauser

--------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [ X ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3                  SEC USE ONLY


--------------------------------------------------------------------------------
4                  SOURCE OF FUNDS

                   PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

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NUMBER OF SHARES   7         SOLE VOTING POWER
BENEFICIALLY
OWNED BY                     4,057,701 (as controlling principal of The Vantage
EACH REPORTING               Group Ltd)
PERSON WITH

--------------------------------------------------------------------------------
                   8         SHARED VOTING POWER

                             -0-
--------------------------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                             4,057,701 (as controlling principal of The Vantage
                             Group Ltd)
--------------------------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,057,701
--------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES             (  )

--------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   33.25%
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14                 TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------


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                                                                          Page 4

ITEM 1.  SECURITY AND ISSUER.
         -------------------

      This statement relates to shares of Class A common stock, par value $0.0001 per share (the "Shares"), of Associated Automotive Group Incorporated, a Florida corporation (the "Issuer"). The principal executive office of the Issuer is located at 2600 South Federal Highway, Delray Beach, Florida 33483.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

      (a)-(c), (f). This statement is being filed by The Vantage Group Ltd. ("VANTAGE") and Lyle Hauser ("HAUSER") (Vantage and Hauser collectively, the "REPORTING PERSONS").

Vantage, a Delaware corporation, whose business address is 67 Wall Street, Suite 2211, New York, New York 10005, is primarily engaged in the business of providing consulting services to public and private entities.

Hauser, whose business address is 67 Wall Street, Suite 2211, New York, New York 10005, is the President of Vantage. Hauser is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      On August 21, 2002, Vantage acquired 3,540,188 Shares in consideration for $436,231, which amount will be payable from personal funds over 20 business days. On August 21, 2002, Vantage separately acquired 517,513 Shares in consideration for $63,769, which amount will be payable from personal funds over 20 business days.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

      Vantage acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a)-(b) As of August 21, 2002, Vantage was the record and beneficial owner of 4,057,701 Shares representing 33.25% of the issued and outstanding Shares. Hauser, as the controlling principal of Vantage, may be deemed to be the beneficial owner of the aforementioned Shares.


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                                                                          Page 5

      Vantage has the sole power to vote and to dispose of all of its Shares. In addition, Hauser, as the controlling principal of Vantage, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Vantage.

      (c) Except as set fort in this Schedule 13(d), the Reporting Persons have not effected any transactions, involving the Shares, within the last 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Hauser, as the controlling principal of Vantage, has the power to direct the vote and to direct the disposition of the Shares directly held by Vantage. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

      Exhibit 1        Joint Filing Agreement.


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED:  August 26, 2002                        REPORTING PERSONS:
                                               -----------------

                                               THE VANTAGE GROUP LTD.


                                               By:/s/ Lyle Hauser
                                                  -----------------------------
                                                  Lyle Hauser, President


                                                  /s/ Lyle Hauser
                                                  -----------------------------
                                                  LYLE HAUSER


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                                                                          Page 6


                             JOINT FILING AGREEMENT
                             ----------------------


      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, par value $0.0001 per share, of Associated Automotive Group Incorporated, a Florida corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 26, 2002.


                                               REPORTING PERSONS:


                                               THE VANTAGE GROUP LTD.


                                               By:/s/ Lyle Hauser
                                                  -----------------------------
                                                  Lyle Hauser, President




                                                  /s/ Lyle Hauser
                                                  -----------------------------
                                                  LYLE HAUSER